04002121

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Great American Advisors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Vine Street
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin **513-412-1869**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

312 Walnut Street	**Cincinnati**	**OH**	**45202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 101 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/16

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

MICHAEL L. MALONE
Notary Public, State of Ohio
My Commission Expires 06-19-06

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great American Advisors, Inc.

Financial Statements and Supplemental Schedule

Year ended December 31, 2003

Contents

Ernst & Young
Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202
Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

Board of Directors
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc., a wholly owned subsidiary of Great American Financial Resources, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 7, 2004

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ (55,164)
Short term investments	976,983
Receivable from broker-dealers and clearing organization	45,329
Deposit with clearing organization	100,000
Securities held – not readily marketable	15,075
Commissions receivable	616,413
Receivable from registered representatives	99,280
Prepaid expenses	128,514
Other assets	30,370
Computer equipment, software, furniture and fixtures (net of accumulated depreciation and amortization of $278,987)	46,515
Total assets	$ 2,003,315
LIABILITIES & STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 884,017
Accrued expenses	207,472
Payable to affiliates, net	17,983
Securities sold, not yet purchased	3,977
Total liabilities	1,113,449
Stockholder's Equity:	
Common stock, $10 par value - 750 shares authorized - 100 shares issued and outstanding	1,000
Additional paid-in capital	124,000
Retained earnings	764,866
Total stockholder's equity	889,866
Total liabilities and stockholder's equity	$ 2,003,315

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2003

REVENUES	
Commission and distribution fee income	$ 19,794,022
Interest income	14,322
Total revenues	19,808,344
EXPENSES	
Commission and related expenses	16,349,758
Marketing expenses	51,108
Clearing and brokerage related expenses	305,898
Salary and benefits expense	2,091,365
Other expenses	982,406
Total expenses	19,780,535
Income before income taxes	27,809
Income tax expense	9,733
Net income	$ 18,076

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning and end of year	$ 124,000
RETAINED EARNINGS	
Balance at beginning of year	$ 746,790
Net income	18,076
Balance at end of year	$ 764,866

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 18,076
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	19,141
Changes in operating assets & liabilities:	
Cash invested with and other amounts due from clearing broker/dealer	(1,953)
Common stock held at market	16,679
Securities sold, not yet purchased	3,977
Securities held - not readily marketable	5,025
Commissions receivable	(57,657)
Receivable from registered representatives	41,939
Prepaid and other assets	(44,374)
Commissions and trade accounts payable	(115,988)
Payable to affiliates	(10,151)
Net cash used by operating activities	(125,286)
NET DECREASE IN CASH AND SHORT TERM INVESTMENTS:	(125,286)
Cash and short term investments at beginning of year	1,047,105
Cash and short term investments at end of year	$ 921,819

See notes to financial statements

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly owned subsidiary of Great American Financial Resources, Inc. ("GFR"). GFR is an indirect subsidiary of American Financial Group, Inc. ("AFG"). At December 31, 2003, AFG and its subsidiaries owned 83% of GFR's common stock.

The Company was initially capitalized in March 1994, and was admitted to the National Association of Securities Dealers ("NASD") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer in December 1995 and clears customer transactions on a fully disclosed basis through Pershing LLC. Pershing LLC is a member of BNY Securities Group and a subsidiary of The Bank of New York.

B. Significant Accounting Policies

Security transactions and related revenues and expenses are recorded in the accounts on the trade date.

The Company has capitalized the cost of software that has been developed to facilitate the broker/dealer business. This cost is reported net of accumulated amortization. Software is amortized on a straight-line basis over its estimated useful life of 36 months.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives. The useful lives range from 18 to 36 months.

The Company occasionally takes ownership of investment securities due to the failure to pay by a customer or an error in consummating customer trades. Securities owned as a result of such occurrences are valued at market with any unrealized gains and losses included in income as a component of commission revenues.

Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $250,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1500% of its net capital. At December 31, 2003, the Company had net capital of $551,851, which was $301,851 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 211%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as sole underwriter for variable annuity contracts sold by an affiliated life insurance company. Included in commission income is $6,491,207 of commissions received from the life insurer for sales of variable annuities, 48% of which were paid to other broker/dealers as commission. The Company also sells fixed annuity policies provided by affiliated life insurance companies. During 2003, the Company received commissions of $269,644 on the sale of these policies.

The Company is charged for voice and Information Technology services from AFG monthly. These charges represent normal maintenance costs for the related services. These charges amounted to $64,102 for 2003.

E. Income Taxes

The Company is included in AFG's consolidated federal income tax return. Under a tax allocation agreement with AFG, the Company computes its income taxes at the statutory rate of 35%. The tax receivable of $46,003 is due from AFG as of December 31, 2003 and it has been included as a component of payable to affiliates, net.

F. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

G. Commitments and Contingencies

In the normal course of business the Company is a party to certain legal matters. During 2003, the company incurred $19,139 for the resolution of these matters.

In 2003, the NASD issued Special Notice to Members 03-47 (Notice 03-47). This notice required members to make refunds to customers who did not receive appropriate breakpoint discounts in connection with the purchase of Class A shares of front-end load mutual funds. This notice also outlined the capital treatment of the refund liability. Pursuant to Notice 03-47, the Company established a reserve for these refunds in the amount of $50,000 as of December 31, 2003.

Supplemental Schedule

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2003

NET CAPITAL

Stockholder's equity	$ 889,866
Less non-allowable assets:	
Receivable from clearing broker/dealer not qualifying for net capital	(99,280)
Prepaid expenses and other assets not qualifying for net capital	(158,884)
Computer equipment, software, furniture and fixtures not qualifying for net capital	(46,515)
Securities not readily marketable	(15,075)
Haircuts on securities held	(18,261)
Net capital	$ 551,851

AGGREGATE INDEBTEDNESS

Commissions payable and accrued expenses	$ 1,091,489
Negative cash balance	55,164
Payable to affiliates	17,983
Total aggregate indebtedness	$ 1,164,636

REQUIRED NET CAPITAL

NASD required net capital (6 2/3% of aggregate indebtedness or $250,000; whichever is greater)	$ 250,000

EXCESS NET CAPITAL

Net capital	$ 551,851
Required net capital	250,000
Excess net capital	$ 301,851

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 1,164,636
Net capital	$ 551,851
Ratio	211%

There are no material differences between the above computation and the Company's computation included in Part IIA of Form X-17A-5 filed as of December 31, 2003.

The Company is exempted from the requirements of Rule 15c3-3 under the exemptions listed in Rule 15c3-3 (k) (2) (ii).

Exhibit

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Exhibit A

Great American Advisors, Inc.

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Auditors

Board of Directors
Great American Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Great American Advisors, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2004